Report for

 Quarter ended September 30, 2006

CALEDONIA

Mining Corporation

HIGHLIGHTS FOR THE QUARTER ENDED SEPTEMBER 30, 2006 (Q3)

Barbrook Gold Mine – South Africa

▪

Following the completion of the plant expansion in late January from a capacity of 6,000 tonnes per month to a projection of 15,000 tonnes per month, plant throughput has increased steadily reaching 12,397 tonnes in June, 13,292 tonnes in July, 12,500 tonnes in August but only 3,300 tonnes in September. Production was disrupted during September when contract labourers embarked on a legal strike over a wage dispute with the labour broker who supplies labour to the mine. As a result 29,092 tonnes (32,133 tonnes in quarter ended June 30th, 2006) were treated in the plant during the quarter.

▪

Gold production totaled 1,548 ounces (1,749 ounces in quarter ended June 30th 2006) during the quarter and only 88 ounces in October due to the industrial action at the mine.

▪

In October workers embarked on illegal activities that resulted in severe damage to the offices and security buildings at Barbrook. No damage was caused to the metallurgical plant or underground workings, the Barbrook operations have now been placed on “care and maintenance”.

Blanket Gold Mine - Zimbabwe

▪

Acquired a 100% interest in the Blanket Gold Mine in Zimbabwe from Kinross Gold Corporation of Toronto with effect from 1 April 2006.

▪

Gold production during the three months ending June 30, 2006 totaled 6,045 ounces, 6,475 ounces were produced in the 3 months ended September 30, 2006 and 2,109 ounces in October, 2006.

Corporate/Financial

▪

Consideration given for the Blanket Mine purchase was a payment of US$1 million and the issue of 20,000,000 Caledonia shares.

▪

Completed a private placement in July 2006 and raised $2,160,000 after expenses through the issue of 17,000,000 common shares and 17,000,000 share purchase warrants.

2006 OBJECTIVES

▪

Subsequent to the industrial action at Barbrook Mine and the extent of the damaged caused to certain buildings a decision around the future of Barbrook Mine must be taken. On the assumption that Barbrook continues in operation:

-

Improve safety awareness at Barbrook Mine and further develop necessary programs to ensure a safe operation.

-

Optimise gold production at Barbrook Mine in South Africa by treating at least 15,000 tonnes per month.

-

Continue developing additional reserves/resources at Barbrook Mine.

-

Complete metallurgical studies to confirm viability of economic gold recovery from Daylight & Victory zones at Barbrook Mine.

▪

Continue with negotiations to conclude agreements with cobalt refiners to purchase cobalt concentrate produced at Nama and/or form strategic alliances to achieve this objective.

▪

Seek a joint-venture partner to commence an exploration program at the Kadola copper/cobalt and the Eureka copper/gold properties in Zambia.

▪

Further explore the polymetallic resource on the Rooipoort and Grasvally properties which form the Rooipoort PGE/Ni/Cu Exploration Project in South Africa.

▪

Increase the land holdings around the Rooipoort Exploration property.

▪

Drill identified extensions to the known ore zones on the Eersteling and Zandrivier Mining Licence areas.

▪

Pursue possible acquisitions and/or strategic partnerships to expand Caledonia’s portfolio of properties.

▪

Expand the Board of Directors to address ongoing Corporate Governance requirements.

▪

Implement succession plans for senior executive and operational staff.

▪

Strengthen the Investor Relations and Public Relations functions within Caledonia.

▪

Conclude necessary agreements to satisfy the South African Black Economic Empowerment (“BEE”) requirements.

▪

Arrange necessary financing to support the activities required to meet these objectives.

▪

Expedite the Number 4 shaft expansion project at the newly acquired Blanket Gold Mine to increase gold production to 50,000 ounces per annum.

President’s Message

The acquisition of the Blanket Gold Mine in Zimbabwe is a significant step towards Caledonia’s goal of developing the asset base into a significant diversified international mining company.  Gold has been mined in the Blanket area for close to 100 years. As of 2005 Blanket’s reported historic life-time gold production exceeded one million ounces. With the reported proven and probable ore reserves exceeding 3 million tonnes Blanket should continue to produce gold for many years to come.  I am delighted to welcome the Blanket management team and staff to Caledonia where I am sure they will make a significant positive impact on Caledonia’s future revenue.

The Number 4 shaft expansion project at Blanket is currently well underway and should be completed by third quarter 2007 (originally second quarter 2007) due to delays beyond Blanket’s control. The new shaft should allow Blanket to progressively increase gold production to 40,000 ounces per year.  The latest monetary policy in Zimbabwe allows mines to retain 67.5% of their foreign exchange proceeds (increased from 40%) - which will have a positive impact on Blanket together with the cost cutting program which is rapidly being implemented.  The metallurgical tests proposed by Caledonia have been completed and the circuit changes are being finalized. These should result in increased gold recoveries, lower reagent consumption and costs..

The accompanying Highlights and 3rd quarter MD&A contain information with respect to the Barbrook Mine.  Further samples from the “A” anomally on the Nama property in Zambia were taken and shipped to China for confirmatory testwork.  Samples where also sent for furnance testing in South Africa. Negotiations regarding long term cobalt sales agreements with a number of large cobalt refiners are advancing. Technical and economic studies related to the production of saleable cobalt carbonates and hydroxides at Nama are presently underway in South Africa and China.

             S. E. Hayden

President and Chief Executive Officer

CALEDONIA MINING CORPORATION

November 14th, 2006

Management’s Discussion and Analysis

This Interim MD & A covers the Company’s third fiscal quarter from July 1, 2006 to September 30, 2006 - and the period thereafter to November 6, 2006.  It is to be read in conjunction with the Company’s Annual Management Discussion and Analysis for the fiscal year ended December 31, 2005, the audited financial statements of the Company prepared to December 31, 2005, the Company’s 2005 Annual Report and with the Interim MD&As and unaudited financial statements contained in the Interim Quartely Reports for the first and second quarters.  All of these documents have been filed on SEDAR and are available at www.sedar.com or on the Corporation’s website at www.caledoniamining.com.

Note that all currency references in this document are to Canadian dollars.

1.

OPERATIONAL REVIEW, OVERALL PERFORMANCE AND RESULTS OF

OPERATIONS

(a)

Barbrook Mine South Africa

Barbrook Mine is temporarily on “care and maintenance”.

In early August metallurgical testing by Mintek of South Africa identified operating parameters which successfully reduced the previously unexplained gold losses in the oxidation circuit in the laboratory.  Efforts were commenced to modify the plant to duplicate these parameters in the full scale operation, but before these changes could be fully tested during continuous operations the contractor’s labour commenced a legal strike on August 28th .  Some replacement workers were supplied by the contractor but due to intimidation there was a high turnover, which when coupled with necessary safety training, adversely affected productivity.

The strike was terminated on October 13th and employees were requested to return to work on October 16th.   However, following a re-organisation and reduction of the workforce there were significant disruptions on site and several surface buildings and facilities were destroyed. All facilities at Barbrook are uninsured and a claim has been lodged against the labour contractor in terms of the contract with them.

The reduction in Gold Sales Revenue for the quarter compared with that in the second quarter is due to the lack of production in September resulting from the labour strike.

Underground work continued in the Taylors, French Bob and Twalas  zones to develop additional resources in these zones, but was stopped in late August when limited manpower was redeployed in production areas.

Barbrook Mine – 2006 Production Results

		1st Qtr	2nd Qtr	3rd Qtr	October
		1 Jan - 31 Mar	1 Apr – 30 Jun	1 Jul – 30 Sept	1 Oct – 31 Oct

Ore Mined	Tonnes	27,565	29,886	30,134	0
Development Advance	Meters	795	737	378	0
Ore Milled	Tonnes	19,357	32,133	29,092	1,700
Grade Milled	g/t	3.78	3.37	3.79	3.20
Gold Recovered	Ounces	902	1,749	1,548	88

The table below summarizes the Reserve and Resource data as at September 30, 2006.

MINERAL RESERVES

Classification	Mineral (Tonnes)	Grade Au	Content kg	Content Ounces
Proven Ore	256,500	5.88	1,508	48,490
Probable Ore	53,000	6.11	324	10,410
TOTAL PROVEN & PROBABLE ORE	309,500	5.92	1,832	58,900

MINERAL RESOURCES *

Measured	495,000	2.96	1,465	47,100
Indicated	1,196,000	5.29	6,330	203,400
Inferred	2,400,000	5.91	**	**

*

The mineral resources figures are not included in the mineral reserve figures.

**

In keeping with the requirements of NI 43-101 Inferred Resources are reported without estimates of metal quantities.

Dr Trevor Pearton, PhD, FGSSA., Technical Director of Barbrook, is Caledonia’s "Qualified Person" with respect to the Barbrook Mine property for the purposes of National Instrument 43-101 and has approved this property description.  The above Reserve and Resource data is compiled using Caledonia’s internal standards and National Instrument 43-101 compliant Reserve and Resource data will be made available as soon as practicable.

.

(b)

Blanket Mine Zimbabwe

In July 2006 Caledonia completed the purchase of the Blanket Gold Mine in Zimbabwe – the purchase being effective as of April 1, 2006. The Blanket mine is an underground gold mine which currently mines and processes approximately 550 tonnes per day.  Recent average gold production has been approximately 2,100 ounces per month.

A variety of mining methods are employed to suit the changing ore zones at Blanket.  Methods used include underhand stoping, shrinkage stoping and long-hole stoping.

The ROM (run-of-mine underground ore) metallurgical process consists of three stage crushing with a feed size of 350mm producing a final product of 80% passing 8mm. This product is fed into an open circuit Rod mill at a rate of 24 metric tph.   From the Rod mill the discharge combines with the regrind mill product and is pumped to the Knelson Concentrators. Three different sized mills operating in closed circuit with a hydro cyclone and two 30” CD Knelson Concentrators comprise the regrind circuit. Knelson concentrates are further treated on the Gemini table to produce a much cleaner concentrate, which is calcined before smelting on-site.

Dewatering of the hydro cyclone overflow to 50% solids is undertaken before feeding it into the CIL head tank. Six contact tanks make up the CIL.

Tailings from the CIL stream are pumped to the tailings dam with the effluent recycled to the plant. . These tailings are partially  treated to reduce the free cyanide levels before pumping to the tailings deposition area.

Production results for the Blanket Mine from April 1, 2006 – the effective date of the acquisition – are given in the table below.

Blanket Mine – 2006 Production Results since the April 1, 2006 acquisition date
		Information only
		1st Qtr	2nd Qtr	3rd Qtr	October
		1 Jan - 31 Mar	1 Apr – 30 Jun	1 Jul – 30 Sept	1 Oct – 31 Oct
			Not Consolidated
Ore Mined and Hoisted	Tonnes	54,100	50,700	52,146	15,713
Development Advance	Meters	395	772	903	300
Ore Milled	Tonnes	47,800	51,500	53,375	17,789
Grade Milled	g/t	4.10	4.10	4.15	3.86
Gold Recovered	Ounces	5,653	6,045	6,475	2,109

As announced in June, a US$2.5 million project to complete  the new #4 shaft and increase the milling throughput to 1000 tpd and gold production to 40,000 ounces per year is underway and is proposed to be completed during Q3 2007.. The slyping of the shaft from the 630 meter level to the 750 meter level, the blind sinking to the 810 meter level, the establishment of the bin loading arrangements on 780 meter level, and the equipping of the shaft with steel ladders and platforms from the 630 meter level to the 810 meter level have all been completed. The mining of the ore and waste bins from 765 meter level to 750 meter level and the crusher chamber are in progress.

The table below summarizes the Reserve and Resource data as at June 30, 2006.

MINERAL RESERVES

Classification	Mineral (Tonnes)	Grade Au	Content kg	Content Ounces
Proven Ore	1,310,400	3.82	5,002	160,820
Probable Ore	2,326,000	4.10	9,540	306,700
TOTAL PROVEN & PROBABLE ORE	3,636,400	4.00	14,542	467,500

MINERAL RESOURCES *

Indicated	380,000	4.12	1,600	51,000
Inferred	2,400,000	5.91	**	**

*

The mineral resources figures are not included in the mineral reserve figures.

**

In keeping with the requirements of NI 43-101 Inferred Resources are reported without estimates of metal quantities.

A Report on the Blanket Mine, dated August 4th, 2006 as required by National Instrument 43-101 was prepared by Applied Geology Services cc of South Africa. Mr. David Grant, Pr.Sci.Nat. is the Independent Qualified Person responsible for the report.  The Technical Report has been filed on SEDAR and is available at www.sedar.com or on the Corporation’s website at www.caledoniamining.com. The Reserve and Resource information above has been taken from that NI 43-101 compliant report.

(c)

Nama Cobalt Project, Zambia

During the quarter work continued on the preparation of a NI 43-101 statement on anomalies “A”, “C” & “D” which is expected to be available during December 2006. A detailed geological interpretation has revealed a hitherto unknown geological structure and has facilitated the interpretation of the mineralisation model and likely areas of extension. A follow-up drilling program is planned for the first half of 2007 dependant on the access to the sites as permitted by the rainy season.

Follow-up geochemical work is being carried out across the Nama “A” anomaly in order to test continuity of potentially mineralized zones in the lower soil profile.

The results of the further two stage Wet High Intensity Magnetic Separation (WHIMS) test work show cobalt recoveries of over 70% and the amenability of the cobalt mineralization to further concentration by flotation has been confirmed, despite previous test work findings.

Further samples were collected from the same bulk sample site  and  screened to +5mm and –5mm fraction sizes on site. The samples were then shipped for metallurgical testing in South Africa and in China. The weight of the combined sample was 2 tonnes. Results of this testwork are expected before year end.

Current and immediate future funding is provided from available working capital.

Caledonia has been granted an extension to its exploration licences at Nama in the form of a “Retention Licence”.

(d)

Financing

In July 2006 the company completed a private placement to raise additional funds. This placement of

17 million units, each consisting of one common share and one share purchase warrant, was completed in July 2006 and raised $2.16 million after expenses.

2.

SUMMARY OF QUARTERLY RESULTS  The following information is provided for each of the eight most recently completed quarters of the company - ending on the dates specified - in thousands of Canadian dollars and using the same principles as used to produce the annual financial statements.

C$000’s	Sept 30/06	June 30/06	Mar. 31/06	Dec. 31/05	Sept 30/05	June 30/05	Mar 31/05	Dec. 31/04

Net Sales or
Total	$5,637	$1,304	$418	$453	$743	$965	$481	$469
Revenues
Net (loss)
- total	($3,074)	($2,893)	($2,266)	($2,054)	($2,564)	($3,276)	($1,786)	($4,569)
- per share	($0.007)	($0.007)	($0.006)	($0,006)	($0.008)	($0.011)	($0.007)	($0,015)
undiluted
- per share	($0.007)	($0.007)	($0.006)	($0,006)	($0.008)	($0.011)	($0.007)	($0,015)
diluted

Note:  As there are no extraordinary items the disclosed net losses per share are identical to the total loss before extraordinary items.

For the period ended September 30, 2006 Caledonia had a net loss of $3.074 million ($0.007 per share) compared to a net loss of $2.564 million ($0.008 per share) during the same period in 2005 and a net loss of $2.25 million ($0.008 per share) in the same period 2004.

At an operating profit level Caledonia had a profit of $1.524 million for the period ended September 30, 2006

( loss of $1.309 million in 2005 and loss of $1.852 million in 2004) and a year to date operating loss of $1.982 million in 2006 ( loss $4.004 million in 2005 and loss $4.393 million in 2004)

The results for the quarter ended September 30 , 2006 are affected by the inclusion of Blanket Mine results, and the lower results for Barbrook Mine due to the industrial action that took place during the quarter. Net sales for Barbrook Mine for the quarter ended September 30 , 2006 were $1.098 million ($1.303 million quarter ended June 30th and $417 for quarter ended Mar 31st). Net sales for Blanket Mine for the quarter ended September 30  , 2006  were $4.538 million.

Included in the loss for the quarter is an unrealized exchange loss of $1.659 million (profit of $125 in quarter ended June 30 , 2006 and profit of $104 in quarter ended March 31 , 2006) of which Blanket Mine’s contribution to this loss amounted to $1.595 million due to the devaluation of the Zimbabwe dollar in August 2006.

Also included in the loss for the quarter is an amortization charge of $1.846 million ($965 quarter ended June 30, 2006 and $181 for quarter ended March 31, 2006 ). The amortization charge has increased as the Barbrook Mine plant expansion started to be amortised during quarter ended June 30, 2006 and the amortization rate at Barbrook has increased from 13% pa to 16,5% pa based on life of mine calculations.

The loss in 2006 results from mining operations at Barbrook and Blanket, the normal administration expenses and ongoing exploration costs during the quarter.

3.

LIQUIDITY

Blanket Mine is financially self sufficient relating to working capital resources and the costs of the #4 shaft expansion project.. The future of Barbrook Mine will determine the future cash needs of Caledonia. Settlement of current working capital liabilities will continue to be funded via the receipt of funds from shareholders as and when necessary.

4.

CAPITAL RESOURCES

The only commitments towards capital expenditure are related to the completion of #4 shaft expansion project at Blanket Mine. This project will continue to be internally funded by Blanket Mine.There are no other capital projects associated with any Caledonia operations that require funding.

5.

CRITICAL ACCOUNTING ESTIMATES

There are no critical accounting estimates made by Caledonia that would materially affect the financial condition or results of the company if the basis of the estimate was changed.

6.

ADDITIONAL INFORMATION

(a)

As at October 31, 2006 the following securities of the Company were outstanding:

-

457,981,021 common shares.

-

17,238,000 common share purchase options at an average price of $0.21 maturing at various dates until May 11, 2016.

-

17,850,000 common share purchase warrants exercisable at a price of $0.20 per share until December 28, 2007

-

10,000,000 common share purchase warrants exercisable at a price of $0.20 per share until January 31, 2008

-

5,437,626 common share purchase warrants exercisable at a price of $0.20 per share until

February 3, 2008.

-

22,890,000 share purchase warrants exercisable at a price of $0.15 per share until April 28, 2007.

-

9,748,259 share purchase warrants exercisable at a price of $0.15 per share until May 12, 2007.

-

2,190,000 share purchase warrants exercisable at a price of $0.18 per share until May 12, 2007.

-

17,000,000 share purchase warrants exercisable at a price of $0.16 per share until July 27, 2007.

(b)

For further information about Caledonia reference is also made to its 2005 20F Annual Registration Statement dated March 31, 2006 filed with the U.S. Securities and Exchange Commission on its EDGAR .

Management’s Responsibility for Financial Reporting

To the Shareholders of Caledonia Mining Corporation:

The accompanying unaudited consolidated financial statements of Caledonia were prepared by management in accordance with accounting principles generally accepted in Canada, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements.  Management is responsible for all information in the quarterly report.  All financial and operating data in the quarterly report is consistent, where appropriate, with that contained in the consolidated financial statements.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee composed of three directors, two of whom are not members of management. This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the quarterly consolidated financial statements of Caledonia.

The consolidated financial statements have not been reviewed by Caledonia’s auditors.

 S. E. Hayden

S.R. Curtis

President and

Vice-President Finance

Chief Executive Officer

and Chief Financial Officer

		Caledonia Mining Corporation
		Consolidated Balance Sheets
	(in thousands of Canadian dollars)
	September 30,	December 31,	September 30,
(Unaudited)	2006	2005	2005
Assets
Current Assets
Cash and short term deposits	906	1,076	94
Accounts Receivable	2,514	768	361
Inventories	2,306	90	621
Prepaid expenses	302	330	168
	6,028	2,264	1,244
Investment at cost	79	79	79
Capital assets	8,427	9,156	6,897
Mineral properties	13,087	10,839	11,452
	21,593	20,074	18,428
Total assets	27,621	22,338	19,672
Liabilities and Shareholder Equity
Current Liabilities
Bank overdraft	-	197	0
Accounts payable	4,768	2,392	1,066
Long term debt	45
Prov for site restoration	1,043	377	407
	5,856	2,966	1,473
Shareholders equity
Share capital	190,626	180,053	176,539
Contributed surplus	975	923	742
Compensation warrants			468
Deficit	(169,837)	(161,604)	(159,550)
	21,765	19,372	18,199
Total Capital and liabilities	27,621	22,338	19,672

On behalf of the Board:

------------------------------

----------------------------------

J Johnstone

C R Jonsson

Director

Director

				Caledonia Mining Corporation
			Consolidated Statement of Deficit
			(in thousands of Canadian dollars)
	Three month period ended September 30,			Nine month period ended September 30,
(Unaudited)	2006	2005	2004	2006	2005	2004
Deficit, beginning	(166,763)	(156,986)	(145,180)	(161,604)	(151,924)	(141,945)
Net(loss) for the period	(3,074)	(2,564)	(2,250)	(8,233)	(7,626)	(5,485)
Deficit, end of period	(169,837)	(159,550)	(147,430)	(169,837)	(159,550)	(147,430)

				Caledonia Mining Corporation
				Consolidated Statement of Operations
		(in thousands of Canadian dollars except per share amounts)
	Three month period ended September 30,			Nine month period ended September 30,
(Unaudited)	2006	2005	2004	2006	2005	2004
Revenue and operating costs
Revenue from sales	5,637	743	202	7,359	2,189	372
Operating costs	4,114	2,052	2,054	9,342	6,193	4,765
Operating profit (loss)	1,524	(1,309)	(1,852)	(1,982)	(4,004)	(4,393)
Costs and expenses
Gen and admin	987	341	365	1,719	1,565	1,324
Interest	(3)	4	(10)	1	9	53
Unrealised forex loss(gain)	1,659	284	-	1,433	979	334
Other expenses (income)	1,955	626	43	3,098	1,069	(681)
	4,597	1,255	398	6,250	3,622	1,030
(Loss) before non controlling interest	(3,074)	(2,564)	(2,250)	(8,233)	(7,626)	(5,423)
non controlling interest						(13)
Net (loss) for the period	(3,074)	(2,564)	(2,250)	(8,233)	(7,626)	(5,410)
Operating profit/(loss) per share (Note 2)	$0.0033	($0.004)	($0.006)	($0.005)	($0.013)	($0.015)
Basic and fully diluted
Net (loss) per share (Note 2)	($0.007)	($0.008)	($0.008)	($0.020)	($0.024)	($0.019)
Basic and fully diluted

				Caledonia Mining Corporation
				Consolidated Statement of Cash Flows
				(in thousands of Canadian dollars)
	Three month period ended September 30,			Nine month period ended September 30,
(Unaudited)	2006	2005	2004	2006	2005	2004
Cash provided by (used in)
Operating activities
Operating gain/(loss) for the period	1,523	(1,309)	(1,852)	(1,982)	(4,004)	(4,393)
Other costs and expenses and non-controlling interests	(4,597)	(1,255)	(398)	(6,250)	(3,622)	(1,017)
Adjustments to reconcile net cash from operations
(note 4)	373	690	162	1,558	1,208	(430)
Changes in non-cash working capital
balances (note 4)	1,175	107	(203)	(1,513)	(135)	(360)
	(1,527)	(1,767)	(2,291)	(8,188)	(6,553)	(6,200)
Investing activities
Capital expenditure	(518)	(79)	(451)	(1,305)	(335)	(1,565)
Expenditures on mineral properties	(523)	(611)	(563)	(1,053)	(2,723)	(1,242)
	(1,041)	(690)	(1,014)	(2,358)	(3,058)	(2,807)
Financing activities
Reduction of overdraft				(197)
Issue of share capital net of costs (note 1)	2,160	69	-	10,573	3,235	14,167
	2,160	69	-	10,376	3,235	14,167
Increase(decrease) in cash for the period	(408)	(2,388)	(3,305)	(170)	(6,376)	5,160
Cash beginning period	1,314	2,482	12,644	1,076	6,470	4,179
Net Cash end period	906	94	9,339	906	94	9,339

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(Unaudited)

                                             For the nine months ended September 30, 2006, 2005 and 2004

Nature of Business

The Company is engaged in the acquisition, exploration and development of mineral properties for the exploitation of base and precious metals.  The ability of the Company to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

Basis of Presentation

These financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Measurement Uncertainties

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties.  Management’s calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs.  The amount ultimately recovered could be materially different than the estimated values.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company together with all its subsidiaries.  All significant inter-company balances and transactions have been eliminated on consolidation.

The Company’s consolidated subsidiaries (all 100% owned) are Barbrook Mines Limited ("Barbrook"), Blanket (Barbados) Holdings Limited (“Barbados”), Blanket Mine (1983) (Private) Limited (“Blanket”), Caledonia (Africa) Holdings Limited (“CAH”), Caledonia Holdings Zimbabwe Limited (“CHZ”), Caledonia Kadola Limited (“Kadola”), Caledonia Mining Services Limited (“CMS”), Caledonia Mining (Zambia) Limited (“CMZ”), Caledonia Nama Limited (“Nama”), Eersteling Gold Mining Company Limited (100% owned since June 2004) ("Eersteling"), Fintona Investments (Proprietary) Limited (“Fintona”), Greenstone Management Services (Proprietary) Limited (“Greenstone”), and Maid O’ Mist (Proprietary) Limited (“MOM”).

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(Unaudited)

                                             For the nine months ended September 30, 2006, 2005 and 2004

Cash and Cash Equivalents

      Cash and cash equivalents represent cash on hand in operating bank accounts and money market funds

Inventories

These include gold in circuit (WIP), gold in ore stockpiles and bulk consumable stores.  WIP and gold in ore stock piles are valued at the  lower of the cost of production at the various stages of production or net realisable value if the cost of production exceeds the current gold price.  Bulk consumable stores are valued at the lower of cost or net realisable value on an average basis.

Revenue Recognition

Revenue from the sale of precious metals is recognized when the metal is delivered to the respective        refineries, benefits of ownership are transferred and the receipt of proceeds is substantially assured.

Capital Assets

Producing Assets

Producing assets are recorded at cost less grants, accumulated amortization and write-downs.  Producing assets are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Other producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated useful life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.

Barbrook re-commenced commercial operations during 2003 and, as such has been presented as a producing asset in these financial statements.

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  During non-producing periods, no amortization is recorded.

At the time of commercial production, the assets are reclassified as producing and amortized in the manner described above.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(Unaudited)

                                             For the nine months ended September 30, 2006, 2005 and 2004

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Barbrook re-commenced commercial operations during 2003 and, as such has been presented as a producing asset in these financial statements.

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Company or through its participation in joint ventures are capitalized until such time as either economically recoverable reserves are established, or the properties are sold or abandoned.

A decision to abandon, reduce or expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral property leases, and the general likelihood that the Company will continue exploration on the project.  However, based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights.  The amounts shown for non-producing resource properties do not necessarily reflect present or future values.

Asset Impairment

Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and it’s disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognised based on the fair value of the assets.

Strategic Alliances

The Company has entered into various agreements under which the participants earn a right to participate in a particular mineral property by incurring exploration expenditures in accordance with the conditions of the agreements. Upon satisfaction of the conditions of any agreement a joint venture may be formed with customary joint venture terms and provisions and then accounted for on a proportionate consolidation basis. Until a joint venture is formed only expenditures on the properties incurred by the Company are reflected in these financial statements.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(Unaudited)

                                             For the nine months ended September 30, 2006, 2005 and 2004

Foreign Currency Translation

Balances of the Company denominated in foreign currencies and the accounts of its foreign subsidiaries are translated into Canadian dollars as follows:

(i)

monetary assets and liabilities at period end rates;

(ii)

all other assets and liabilities at historical rates; and

(iii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains or losses arising on these translations are reflected in income in the period incurred.  Gains and losses arising on translation of long term foreign currency denominated liabilities at each year end are reflected in income.

Asset Retirement Obligation

Effective January 1, 2004 the Company adopted the Canadian Institute of Chartered Accountants Standard 3110, “Asset Retirement Obligations” This standard requires that a liability for retirement obligations to be settled as a result of an existing law, regulation or contract be recognized.

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(Unaudited)

                                             For the nine months ended September 30, 2006, 2005 and 2004

1.

Share Capital

Authorised:

An unlimited number of common shares

An unlimited number of preference shares

    Issued – Common Shares

	Number of Shares	Amount (000’s)
Balance, December 31, 2005	370,715,136	$180,053
Issued pursuant to private placement	15,437,626	1,475
Balance, March 31, 2006	386,152,762	$181,528
Issued pursuant to a private placement	34,828,259	$3,924
Issued pursuant to acquisition	20,000,000	$3,014
Balance , June 30 , 2006	440,981,021	$188,466
Issued pursuant to a private placement Balance ,September 30 , 2006	17,000,000 457,981,021	$2,160 $190,626

  Issued – Preference Shares

Nil

Stock Option Plans

The Company has established incentive stock option plans for employees, officers, directors, consultants and other service providers.  As at September 30, 2006, the Company has 17,238,000 common share options exercisable at an average price of $0.21 maturing at various dates until May 11, 2016.

Share Purchase Warrants

The Company has 85,115,885 share purchase warrants outstanding exercisable at an average price of $0.175 maturing at various dates until February 3, 2008

2.

Net (Loss) Per Share

The net (loss) per share figures have been calculated using the weighted average number of common shares outstanding during the third quarter which amounted to 455,209,281 and year to date which amounted to 412,981,020.  Under the treasury method of calculating fully diluted income per share, exercise of the outstanding stock options and warrants would be anti-dilutive in 2006.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(Unaudited)

                                             For the nine months ended September 30, 2006, 2005 and 2004

3.

Other Expenses (Income)

Included in other expenses (income) is an amortisation charge of $2,992 (2005 - $815, 2004 - $ nil). The amortization charge relates mainly to Barbrook, where increasing production levels lead to increasing amortization charges in terms of the accounting policies detailed under “Capital Assets” page 16.

4.

Supplemental cash flow info

Items not involving cash are as follows:

	2006	2005	2004
Acretion asset retirement obligation
- Blanket	737	-	-
-Other	(71)	-	16
Non controlling interest	0	-	(13)
Stock option benefit expense	0	103	167
Compensation warrant expense	0	307	147
Gain on acqusition of non-controlling
interest of subsidiary company	-	-	(724)
Amortization	2,992	815	-
Blanket assets - opening balance	(2,174)
Other	74	(17)	(23)
	1,558	1,208	(430)
Net changes in non cash working capital
Accounts Payable	2,421	4	(340)
Accounts Receivable	(1,746)	(45)	(193)
Inventories	(2,216)	(113)	47
Prepaid expenses	28	19	126
	(1,513)	(135)	(360)

Subsequent Events

 Barbrook Mine is temporarily on “care and maintenance” until further notice.

Corporate Directory

BOARD of DIRECTORS	OFFICERS
G.R Pardoe	S.E. Hayden
S.E. Hayden	President and Chief Executive Officer
R.G. Fasel
W.I.L. Forrest	J. Johnstone
F.C. Harvey	Chief Operating Officer
J. Johnstone
C.R. Jonsson
S. R. Curtis
Vice President Finance and
Chief Financial Officer
J. Smith
Vice President Exploration